EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
California Resources Corporation:
We consent to the use of our report dated February 26, 2020, with respect to the consolidated balance sheets of California Resources Corporation and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Los Angeles, California
March 27, 2020